Exhibit 99.2

METALS ACQUISITION LIMITED

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2024 Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposals 7 - 10.

Proposal	For	Against	Abstain
1 - Election of Director - Mick McMullen	☐	☐	☐
2 - Election of Director - Charles McConnell	☐	☐	☐
3 - Election of Director - Graham van't Hoff	☐	☐	☐
4 - Election of Director - Leanne Heywood	☐	☐	☐
5 - Election of Director - Anne Templeman Jones	☐	☐	☐
6 - Election of Director - Mohit Rungta	☐	☐	☐

Proposal	For	Against	Abstain
7. Re-appointment of auditors To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That, in accordance with Section 113(3) of the Jersey Companies Law and Article 31.1 of the Articles of Association, that EY be re-appointed as auditors of the Company to hold office from the conclusion of the meeting until the conclusion of the next annual general meeting of the Company and that the directors be authorised to fix EY's remuneration.	☐	☐	☐
8. Amendment to the Articles of Association To consider and, if thought fit, to pass the following resolution as a special resolution: That for the purpose of Section 11(1) of the Jersey Companies Law and for all other purposes, the Articles of Association of the Company be amended on the terms and conditions set out in the Explanatory Memorandum.	☐	☐	☐
9. Change of Company name To consider and, if thought fit, to pass the following resolution as a special resolution: That for the purpose of Section 14 of the Jersey Companies Law and for all other purposes, the name of the Company be changed from "Metals Acquisition Limited" to "MAC Copper Limited".	☐	☐	☐
10. Ratification of prior issue of CDIs – October 2024 To consider and, if thought fit to pass the following resolution as an ordinary resolution: That, for the purpose of Listing Rule 7.4 and for all other purposes, Shareholders ratify the issue of 8,333,334 CDIs (at an issue price of A$18 each) on 14 October 2024 to sophisticated and professional investors on the terms and conditions set out in the Explanatory Memorandum.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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1 U P X

041MRD

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/MTAL Notice of 2024 Annual Meeting of Stockholders Proxy Solicited by Board of Directors for Annual Meeting — November 22, 2024 (AU) | November 21, 2024 (US) Patrice Merrin (Chair), or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Metals Acquisition Limited to be held on Friday, November 22, 2024, 9:00 (AEDT) / 5:00 pm (EST) 10:00 pm (Jersey time) on Thursday, November 21, 2024 or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors and FOR items 7-10. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. (Items to be voted appear on reverse side) Proxy — Metals Acquisition Limited q IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Change of Address — Please print new address below. Comments — Please print your comments below. C Non-Voting Items + + Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The material is available at: www.investorvote.com/MTAL The 2024 Annual Meeting of Metals Acquisition Limited will be held on Friday, November 22, 2024, 9:00 am (AEDT) / 5:00 pm (EST) 10:00 pm (Jersey time) on Thursday, November 21, 2024, virtually via the internet at meetnow.global/MR6WLZZ. To access the virtual meeting, you must have the information that is printed in the shaded bar located on the reverse side of this form.